1980 Post Oak Blvd. 8th Floor Houston, TX 77056 PO Box 2029 Houston, TX 77252-2029	713-625-8100 713-629-2330 fax 800-729-1900 stewart.com NYSE: STC
October 12, 2010
Mr. James Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Stewart Information Services Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 DEF 14A filed March 18, 2010 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No: 001-02658
Dear Mr. Rosenberg:
We are providing the following information in response to your letter on September 27, 2010. We have repeated your comments with our response immediately following.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
Real Estate Information, page 4
1.	We note that two customers were responsible for 55.5% of your REI operating revenues in 2009, and one customer was responsible for 10.1% of your REI operating revenues in 2008. Please provide draft disclosure for future filings providing the names of these customers and their relationship, if any, with your company.
Response:
The two customers in question for 2009 were together responsible for 1.85% of our consolidated revenues and the one customer in question for 2008 was responsible for 0.28% of our consolidated revenues. We are aware that Regulation S-K Item 101(c) requires issuers to identify names of customers that equal 10% or more of the issuer’s consolidated revenues and if the loss of that customer would have a material effect on the issuer and its subsidiaries. Since these criteria were not met, we did not disclose the names of such customers and their relationships with us. We will continue to disclose customer concentrations within the notes to the financial statements prospectively and, should such concentrations meet the criteria specified in Item 101(c), we will disclose the names of such customers and their relationships with us.

Mr. James Rosenberg
October 12, 2010

In the future, we will disclose the following in Item 1 of our Form 10-K filings (see underline for changes):
Customers. Customers for our REI products and services include mortgage lenders and servicers, mortgage brokers, government agencies, commercial and residential real estate agents, land developers, builders, title insurance agencies, and others interested in obtaining property information (including data, images and aerial maps) that assist with the purchase, sale and closing of real estate transactions and mortgage loans. Other customers include accountants, attorneys, investors and others seeking services for their respective clients in need of qualified intermediary (Section 1031) services and employers seeking information about prospective employees. No one customer was responsible for as much as 10% or more of SISCO consolidated revenues in any of the last three years.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Other operating expenses, page 27
2.	In your discussion of other operating expenses you reference many factors that contributed to the decrease in expense. Please provide us proposed draft disclosure to be included in future filings that identifies and quantifies each significant factor that contributed to the decrease in these expenses.
Response:
In our Form 10-Q filing for the second quarter 2010, we expanded our disclosures regarding other operating expenses in order to provide more information for the users of our financial statements. The following is our second quarter 2010 discussion, which will be the format for our 2010 Form 10-K discussion regarding other operating expenses in Item 7:
Other operating expenses. Other operating expenses include costs that are fixed in nature, costs that follow, to varying degrees, changes in transaction volumes and revenues and costs that fluctuate independently of revenues. Costs that are fixed in nature include attorney fees, equipment rental, insurance, litigation defense and settlement costs, professional fees, rent and other occupancy expenses, repairs and maintenance, technology costs, telephone and title plant rent. Costs that follow, to varying degrees, changes in transaction volumes and revenues include fee attorney splits, bad debt expenses, certain REI expenses, copy supplies, delivery fees, outside search fees, postage, premium taxes and title plant expenses. Costs that fluctuate independently of revenues include auto and airplane expenses, general supplies, promotion costs and travel.
Other operating expenses for the combined business segments decreased $5.2 million, or 3.8%, in the first six months of 2010 compared to the first six months of 2009. Costs fixed in nature decreased $4.6 million in the first six months of 2010 compared with the first six months of 2009, excluding reductions in estimates for a legal matter of $2.3 million and $2.9 million in the first six months of 2010 and 2009, respectively. The decrease in costs fixed in nature are primarily due to decreases in rent and other occupancy expenses and technology costs, partially offset by increases in insurance costs. Costs that follow, to varying degrees, changes in transaction volumes and revenues decreased $3.5 million in the first six months of 2010 compared with the first six months of 2009, excluding a $3.0 million credit relating to a reversal of an accrual for a legal matter resolved in our favor in the first six months of 2009. This decrease was primarily related to the decline in transaction volume in our direct operations. Costs

Mr. James Rosenberg
October 12, 2010

that fluctuate independently of revenues were relatively flat in the first six months of 2010 compared with the first six months of 2009.
Item 9A. Controls and Procedures, page 34
3.	Management’s annual report on internal control over financial reporting does not include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting as required by Rule 308(a) of Regulation S-K. Please tell us why management’s failure to provide a complete report on internal control over financial reporting does not impact its conclusion regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the fiscal year.
Response:
We believe that the phrase “responsible for establishing and maintaining adequate internal control over financial reporting” was implied by management’s assertion that “the controls and procedures are adequate and effective.” In addition, the co-CEOs and CFO certified the following in the Form 10-K:
“The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the registrant...”
In the future, we will add the following underlined language to the first paragraph of our annual report on internal control over financial reporting:
Item 9A. Controls and Procedures
Our principal executive officers and principal financial officer are responsible for establishing and maintaining adequate internal control over financial reporting. After evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009, we have concluded that, as of such date, our disclosure controls and procedures are adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.
Item 10. Directors, Executive Officers and Corporate Governance, page 36
4.	We note that Michael B. Skalka became a named executive officer in 2009; however, he is not listed as an executive officer on page 36 in your Form 10-K. Please explain the reason for the discrepancy. Additionally, confirm that Mr. Skalka will be identified as a named executive officer in your 2010 Form 10-K and proxy statement. Alternatively, explain why you believe Mr. Skalka should not be identified as an executive officer.
Response:
Michael B. Skalka was inadvertently omitted from our list of executive officers in our 2009 Form 10-K. Mr. Skalka will be identified as a named executive officer in our 2010 Form 10-K and our proxy statement for our 2011 annual meeting.
5.	Please present the information required by Item 401(b) of Regulation S-K for Michael Skalka, E. Ashley Smith and Matthew Morris, including all positions Michael Skalka has held during each of the past five years.

Mr. James Rosenberg
October 12, 2010

Response:
Our 2010 Form 10-K or our proxy statement for our 2011 annual meeting will present the information required by Items 401(b) and (e) of Regulation S-K for each of our executive officers, including the following information for Michael Skalka, E. Ashley Smith and Matthew Morris:
Mr. Skalka, age 59, has served as President of Stewart Title Guaranty Company since 2007. In 2005 he was appointed Chairman and Chief Executive Officer of Stewart International. Between 1993 and 2005, he served in multiple offices at varying times including General Counsel of Stewart Title Guaranty Company, and General Counsel of Stewart Title Company and as Chief Legal Officer of Stewart Information Services Corporation until 2005.
Mr. Smith, age 64, has served as Executive Vice President, Chief Legal Officer since January 2006. From January 2003 through December 2006, Mr. Smith served as Vice Chancellor of the University of Texas System.
Mr. Matthew Morris, age 39, has served as President of Stewart Professional Solutions since May 2007. Mr. Morris rejoined Stewart in May 2004 where he served as Senior Vice President of Planning and Development for Stewart until 2007. Mr. Morris is the son of Malcolm S. Morris, our Chairman and Co-Chief Executive Officer.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 — Investments in debt and equity securities, page F-14
6.	Your disclosure does not appear to comply fully with note 6 to Article 7-03.1 of Regulation S-X. Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q to disclose the name and aggregate amount invested in each person and its affiliates that exceeds 10% of your total stockholders’ equity.
Response:
As of the second quarter of 2010, our investments in Canadian government bonds exceeded 10% of our total stockholders’ equity. As such, our disclosure for the second quarter 2010, which will be the basis of our subsequent disclosures, would have been as follows:
The Company believes its investment portfolio is diversified and expects no material loss to result from the failure to perform by issuers of the debt securities it holds. Investments made by the Company are not collateralized. Foreign debt securities primarily include Canadian government bonds, which aggregated $123.5 million and $114.9 million as of June 30, 2010 and December 31, 2009, respectively, and United Kingdom treasury bonds. The mortgage-backed securities are issued by U.S. Government-sponsored entities.
Note 10 — Notes payable, convertible senior notes and line of credit, page F-21
7.	On page 30 you disclose that the conversion price will be adjusted in certain circumstances. Please revise your disclosure to clarify the circumstances when the conversion rate will be adjusted. In addition, please provide us an analysis of whether this feature of the convertible senior notes should be a derivative liability under GAAP, citing reference to authoritative literature.

Mr. James Rosenberg
October 12, 2010

Response:
The certain circumstances in which adjustments may be made to the conversion rate are various antidilutive provisions set forth in the Indenture Agreement as further described in our proposed disclosure below. Our Indenture also contains a share settlement conversion option, for which we evaluated whether the antidilutive provisions would be considered a derivative liability under GAAP. In performing such evaluation, we considered the scope exceptions in FAS ASC 815-10-15-74(a) and 815-40-15-5 through 15-7.
FAS ASC 815-10-15-74(a) states contracts issued or held by a reporting entity that are both indexed to its own stock and classified in stockholders’ equity in its statement of financial position shall not be considered derivative instruments. The antidilutive provisions, as listed in our proposed disclosure below, are adjustments directly related to our common stock. As such, this portion of our contract is “indexed to our own stock”, which is evaluated in the next paragraph.
The authoritative literature has two steps for evaluating whether our antidilutive provisions are considered indexed to our own common stock. Step 1 is an evaluation of contingent exercise provisions. The antidilutive provisions are not precluded from being considered indexed to our own common stock since they are not based on an observable market, other than the market for our own common stock, or an observable index other than an index calculated or measured solely by reference to our own operations. Step 2 is an evaluation of the settlement provision. The antidilutive provisions are considered indexed to our own common stock since the settlement amount will equal the difference between the fair value of a fixed number of our common stock and a fixed amount of the Convertible Senior Notes. In assessing the settlement provision under Step 2, we considered the illustration related to antidilutive provisions included in FAS ASC 815-40-55-41, Example 16: Variability Involving Cap on Shares Issued.
We then looked to the requirements beginning in ASC 815-40-25-7 (par. 12-32 EITF 00-19) and concluded that such conditions are met and, as such, the share settled conversion option meets the requirements for equity classification. Since the share settled conversion feature is both indexed to our own common stock and classified in stockholders’ equity, we concluded that the criteria for the derivative scope exception referred to above were met and that such option should not be accounted for separately as a derivative liability.
In future Form 10-K filings, we will disclose the following in Item 7:
On October 15, 2009, we issued $65.0 million aggregate principal amount of 6.0% Convertible Senior Notes due 2014 (Notes). The $61.7 million in net proceeds were used to retire bank debt on which repayment could have been demanded at any time, thereby extending our maturities for this debt to October 2014 if not converted into shares of Common Stock before or at maturity. The Notes pay interest semiannually at a rate of 6.0% per annum beginning on April 15, 2010. The Notes are convertible into shares of our Common Stock at a conversion rate of 77.6398 shares per $1,000 principal amount of Notes (equal to a conversion price of $12.88 per share), which will be adjusted for certain antidilutive provisions such as a dividend or distribution of shares of Common Stock, split or combination of shares of Common Stock; the issuance of rights or warrants entitling all or substantially all holders of Common Stock to subscribe for or purchase shares of Common Stock at a price per share less than the average of the Last Reported Sale Prices of Common Stock (as defined in the Indenture); the distribution of shares of any class of capital stock of the Company, evidences of its indebtedness, other assets or property of the Company or rights or warrants to acquire the Company’s capital stock or other securities to all or substantially all holders of its Common Stock; or any cash dividend or distribution made to all or substantially all holders of Common Stock during any annual fiscal period that exceeds $0.10 per share of Common Stock.

Mr. James Rosenberg
October 12, 2010

DEF 14A filed March 18, 2010
Certain Transactions, page 27
8.	Please provide draft disclosure for future filings on your policies and procedures for the review, approval or ratification of any transactions with related persons. See Regulation S-K Item 404(b) for guidance.
Response:
In the future, we will disclose the following in our proxy statements for annual meetings:
Pursuant to the Stewart Code of Business Conduct and Ethics and the Company’s Code of Ethics for Chief Executive Officers, Principal Financial Officer and Principal Accounting Officer, each of which are available on our web site at www.stewart.com/investor-relations/corporate-compliance (together, the “Codes”), if any director or executive officer has a conflict of interest (direct or indirect, actual or potential) with the Company, such as any personal interest in a transaction involving the Company, the conflict must be fully, fairly and timely disclosed to the Company (either to the Board, the Company’s Compliance Officer, the Company’s Ethics Officer or the Company’s Chief Legal Officer, as provided for by the Codes). Conflicts of interest may include transactions between the Company and the immediate family of a director or executive officer, such as their spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and cohabitants. Any transaction involving an actual and material conflict of interest between the Company and any of its directors or executive officers is prohibited unless approved by the Board. A director with a conflict of interest must recuse himself or herself from participating in any decision to approve any such transaction. Furthermore, any material transaction between the Company and any holder of 5% or more of the Company’s voting securities is also prohibited unless approved by the Board.
Compensation Discussion and Analysis, page 12
9.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
The Compensation Committee, with the assistance of the Company’s human resources department and, as needed, its independent compensation consultant, generally reviews the Company’s compensation programs on an annual basis. As part of this process, the Compensation Committee reviews the various components of the Company’s employee compensation programs to ensure that each such component will not encourage excessive risk-taking or otherwise expose the Company to unexpected or unbudgeted materially adverse events. Following its review, the Compensation Committee concluded that the Company’s employee compensation programs focus the Company’s employees on award opportunities that are aligned with the Company’s overall business strategy and the interests of the Company’s stockholders, and discourage excessive risk-taking or other similar behaviors that might have a material adverse effect on the Company. As a result, the Company determined that no disclosure under Item 402(s) of Regulation S-K was necessary.
10.	We note your statement on page 11 that the compensation committee reviews and approves the goals and objectives of the Co-Chief Executive Officers, evaluates their performance and makes compensation recommendations based on these evaluations. Additionally, we note your

Mr. James Rosenberg
October 12, 2010

identification of several completed strategic objectives on page 13. Were there individual goals and objectives set for the Co-Chief Executive Officers or any other named executive officers? Were there other corporate goals or objectives that were not met? If there were additional goals or objectives, please provide proposed disclosure to be included in an amended Form 10-K identifying the goals and objectives, discussing the level of achievement, and discussing how the level of achievement affected the different forms of compensation.
Response:
No corporate or individual goals or objectives were set except as disclosed in the proxy statement.
11.	On page 13, you state that salaries were set for 2010 to reward your executive officers for the successful implementation of the various strategic objectives. However, it appears that only Matthew Morris’ salary increased as a result of the implementation of the strategic objectives. Please explain how the accomplishment of the strategic objectives was used to set executive salaries. If there were other factors considered, please identify these factors.
Response:
In connection with its consideration of the Company’s 2010 compensation program for executives, including their base salaries and bonus awards, the Compensation Committee considered the successful implementation of the various strategic objectives discussed in the proxy statement and each executive’s role in such implementation. Matthew W. Morris’ salary was increased in 2010 to account for his efforts related to the strategic objectives and to incentivize him to stay with the Company. The Co-Chief Executive Officers salaries were also increased as discussed in more detail in our response to your comment no. 13 below. The remaining executives were rewarded for their efforts related to the strategic objectives in the form of discretionary bonuses (which the Co-Chief Executive Officers and Matthew Morris also received) as discussed in more detail below. In future filings, we will more clearly explain how various factors impact individual salary determinations.
12.	Similarly, you state that the board awarded bonuses in consideration of the successful implementation of the strategic objectives. Please provide proposed disclosure explaining how the successful implementation of the objectives was used to determine each named executive officer’s bonus. Were some named executive officer’s more directly responsible for the achievement of the strategic objectives?
Response:
As noted in our response to your comment no. 11, the Compensation Committee considered the successful implementation of the various strategic objectives discussed in the proxy statement and each executive’s role in such implementation when it determined to award discretionary bonuses for 2010. The discretionary bonus for each executive was based on the target annual bonus payable under the Company’s standard annual bonus program multiplied by a percentage, which varied depending on each executive’s role with respect to, and responsibility for, the successful implementation of the strategic objectives. In future filings, we will more clearly explain how various factors impact the decision to award, and the amount of, any discretionary bonuses.
13.	Your discussion on page 14 comparing your Co-Chief Executive Officers’ salaries to those at comparable companies appears to indicate that you engage in benchmarking activities. Please identify the companies you consider to be comparable companies or any surveys you used to determine that your executive salaries were low in comparison to comparable companies.

Mr. James Rosenberg
October 12, 2010

Response:
The Compensation Committee increased the Co-Chief Executive Officers’ salaries for 2010 to help address its concerns regarding internal wage compression and the Company’s ability to attract and retain top talent, and to reward the Co-Chief Executive Officers for successful implementation of the previously discussed strategic objectives. Such increases were not based upon or otherwise impacted by any benchmarking activities. The Compensation Committee did review certain limited compensation data of comparable companies to confirm its understanding that the salaries of the Co-Chief Executive Officers were generally below-market, as has been the case for many years, but such data was not used to set, or provide any reference point for setting, the new salary amounts.
Form 10-Q for the quarterly period ended June 30, 2010
Notes to Condensed Consolidated Financial Statements
Note 3 — Fair Value Measurements, page 6
14.	Please revise your disclosure for assets and liabilities classified as Level 2 and Level 3 to separately identify the inputs used and the valuation techniques used to measure fair value for each class of assets or liabilities as required by ASC 820-10-50-2e. Also include a discussion of changes in valuation techniques and related inputs, if any, during the period. Please refer to ASC 820-10-55-22A for examples of the inputs to be disclosed.
Response:
As of June 30, 2010, we no longer had Level 3 financial assets or liabilities. However, in the future, we will provide the necessary inputs and valuation techniques used to measure fair value for the Level 3 class of assets and liabilities. Using our second quarter 2010 disclosure, our third quarter 2010 disclosure for fair value measurements will include the underlined sentences below:
As of September 30, 2010, Level 1 financial instruments consist of short-term investments, U.S. and foreign government bonds and mortgage-backed securities. Level 2 financial instruments consist of municipal and corporate bonds. The municipal bonds are valued using a third-party pricing service, and the corporate bonds are valued using actual transaction levels, independent broker/dealer quotes or information or a combination thereof. When no relevant broker/dealer information can be obtained, the third-party service price will be used. The third-party pricing service for both municipal and corporate bonds determines a consensus price derived from prices provided by various brokers/dealers that meet certain statistical requirements within a predefined statistical deviation. If a consensus price cannot be determined, then, by using a recognized pricing model, a theoretical value, based on where similar bonds, as defined by credit quality and market sector, have traded, is used.
In addition to the above responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.
Very truly yours,
/s/ J. Allen Berryman
J. Allen Berryman

Copies to:	David Taylor, Locke Lord Matthew Malinsky, KPMG Malcolm S. Morris, Co-Chief Executive Officer Stewart Morris, Jr., Co-Chief Executive Officer SISCO Audit Committee